March 17, 2006

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Alaska Air Group

File no. 001-08957

Gentlemen:

We have filed today our preliminary proxy material for the Company’s 2006 Annual Meeting. We have used the submission type PREC14A because we have been informed that three shareholders intend to (i) nominate three persons for the Board of Directors in opposition to the four Company nominees and (ii) solicit proxies on behalf of such persons. We also assume that the three shareholders will seek proxies in favor of the six stockholder proposals opposed by the Board. We do not have any definitive information on whether the three stockholders will support or oppose the two amendments to the Certificate of Incorporation sponsored by the Company and being submitted to shareholders for approval, but we assume that they will support such amendments. The shareholders have not yet filed proxy materials and we have no information as to when they will.

The Company decided not to file no-action letters under Rule 14a-8 with regard to any of the shareholder proposals.

The Company intends to mail proxy materials to shareholders on April 7, 2006. We understand the mandates that you work under regarding review of the proxy materials and stand ready to help you however and whenever we can.

Please feel free to call me at 206.392.5731.

Very truly yours,

/s/ Keith Loveless
Keith Loveless
Alaska Air Group General Counsel & Corporate Secretary